UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

**ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2006

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to

Commission file number 1-9576

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SIXTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.
STOCK PURCHASE AND SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS-ILLINOIS, INC.
One Michael Owens Way
Perrysburg, Ohio 43551-2999

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements

   * Report of Independent Registered Public Accounting Firm
   * Statements of Net Assets Available for Benefits as of December 31, 2006 and December 31, 2005
   * Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years ended December 31, 2006 and December 31, 2005
   * Notes to Financial Statements

   Schedule
   Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

2. Exhibits:

   Exhibit 23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SIXTH AMENDED AND RESTATED
OWENS-ILLINOIS, INC.
STOCK PURCHASE AND SAVINGS PROGRAM

Dated: June 27, 2007

By: Owens-Illinois, Inc.
Employee Benefits Committee
Plan Administrator

By: ______________________
Roberta J. Bixhorn
Chairman

Audited Financial Statements
and Schedule

Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program

Years ended December 31, 2006 and 2005
with Report of Independent Registered Public Accounting Firm

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Audited Financial Statements
and Schedule

Years ended December 31, 2006 and 2005

Contents

Ernst & Young

■ Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

■ Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Owens-Illinois, Inc. Employee Benefits Committee
Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

We have audited the accompanying statements of net assets available for benefits of the Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 26, 2007

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statements of Net Assets Available for Benefits

	December 31, 2006	2005
Participant-directed funds, at fair value	$ 300,906,950	$ 291,102,186
Participant loans	6,247,976	6,484,926
Owens-Illinois Company Stock Fund	74,107,730	89,715,908
Net assets available for benefits, at fair value	381,262,656	387,303,020
Adjustment from fair value to contract value for fully benefit responsive investment contracts	886,457	967,911
Net assets available for benefits	$ 382,149,113	$ 388,270,931

The accompanying notes are an integral part of the financial statements.

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2006

	Fund Information		
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment income (loss)	$ 33,569,102	$ (11,737,812)	$ 21,831,290
Contributions:			
Participant	10,558,383	1,940,490	12,498,873
Employer	-	4,213,615	4,213,615
Participant withdrawals	(41,282,317)	(4,436,831)	(45,719,148)
Conversions	(3,642)	-	(3,642)
Loans (defaulted) reinstated	(611,271)	611,271	-
New loan transfers	575,192	(575,192)	-
New loan fees	(9,409)	(3,141)	(12,550)
Interfund transfers	6,053,370	(6,053,370)	-
Plan to plan transfers	636,952	432,792	1,069,744
Increase (decrease) in net assets available for benefits	9,486,360	(15,608,178)	(6,121,818)
Net assets available for benefits at beginning of year	298,555,023	89,715,908	388,270,931
Net assets available for benefits at end of year	$ 308,041,383	$ 74,107,730	$ 382,149,113

The accompanying notes are an integral part of the financial statements.

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2005

	Fund Information		
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment income (loss)	$ 24,840,792	$ (5,994,543)	$ 18,846,249
Contributions:			
Participant	12,209,261	1,983,956	14,193,217
Employer	0	3,975,000	3,975,000
Participant withdrawals	(59,704,609)	(12,525,541)	(72,230,150)
Conversions	0	-	0
Loans (defaulted) reinstated	(1,656,748)	629,295	(1,027,453)
New loan transfers	801,210	(801,210)	-
New loan fees	(9,555)	(3,995)	(13,550)
Interfund transfers	12,641,882	(12,641,882)	-
Plan to plan transfers	755,513	451,313	1,206,826
Decrease in net assets available for benefits	(10,122,254)	(24,927,607)	(35,049,861)
Net assets available for benefits at beginning of year	308,677,277	114,643,515	423,320,792
Net assets available for benefits at end of year	$ 298,555,023	$ 89,715,908	$388,270,931

The accompanying notes are an integral part of the financial statements.

1. Plan Description

General

The Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program (the "Plan") was adopted by Owens-Illinois, Inc. (the "Company") for the benefit of the U.S. salaried employees of the Company and certain of its subsidiaries and affiliates.

The Plan is a defined contribution plan which provides eligible employees the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Company. Participant contributions are immediately fully vested and may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of compensation to be contributed each pay period; any such changes shall be effective on the next pay period. The following investment options were available to Plan participants at the end of 2006:

Owens-Illinois Company Stock Fund
Harbor Capital Appreciation Fund
Harbor Mid Cap Growth Fund
Harbor Small Cap Growth Fund
Harbor Large Cap Value Fund
Harbor Mid Cap Value Fund
Harbor Small Cap Value Fund
Harbor International Fund
Harbor International Growth Fund
Harbor Bond Fund
Harbor High Yield Bond Fund
Harbor Short Duration Fund
Harbor Money Market Fund
Harbor Trust Stable Value Fund
Harbor Investment Mix No. 1
Harbor Investment Mix No. 2
Harbor Investment Mix No. 3
Harbor Investment Mix No. 4
Harbor Investment Mix No. 5
Harbor Investment Mix No. 6

The investment options provide for a wide range of investment opportunities with varying degrees of risk. The Harbor funds consist of twelve diversified mutual funds managed by Harbor Capital, a no-load, open-end management investment company, and the funds are registered under the Investment Company Act of 1940. The Harbor Trust Stable Value Fund is a private trust fund for the benefit of 401(k) participants of the Company and for another company. Each of the Harbor Investment Mixes consists of different combinations of certain Harbor funds.

The approximate composition of each of the Harbor Investment Mixes at December 31, 2006 is as follows:

	Mix No. 1	Mix No. 2	Mix No. 3	Mix No. 4	Mix No. 5	Mix No. 6
Harbor Capital Apreciation Fund		4.90%	9.80%	14.70%	19.60%	24.50%
Harbor Mid Cap Growth Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor Small Cap Growth Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor Large Cap Value Fund		4.90%	9.80%	14.70%	19.60%	24.50%
Harbor Mid Cap Value Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor Small Cap Value Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor International Fund		3.00%	6.00%	9.00%	12.00%	15.00%
Harbor International Growth Fund		3.00%	6.00%	9.00%	12.00%	15.00%
Harbor Bond Fund	70.00%	56.00%	42.00%	28.00%	14.00%	
Harbor Short Duration Fund	30.00%	24.00%	18.00%	12.00%	6.00%	
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company contributes to the Plan on behalf of each participant an amount equal to fifty percent (50%) of the participant's pretax contributions each pay period, limited to four percent (4%) of such participant's compensation received during that period. Effective January 1, 2005, the Company contributes an additional 2% for all employees hired after January 1, 2005. The additional 2% is invested according to the participant's investment elections. For employees not participating in the Plan, the additional 2% is automatically invested in the Harbor Trust Stable Value Fund. Company contributions are invested in the Owens-Illinois Company Stock Fund and are immediately fully vested. Participants are allowed to transfer Company matching contributions from the Company Stock Fund at any time.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily. Tranfers into the Company Stock Fund will not be permitted until 90 days after the last transfer out. There are no restrictions on the frequency of transfers out of the Company Stock Fund.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Presentation and Plan Investments

The Plan's investments are held in the Owens-Illinois Master Stock Purchase and Savings Program Trust (the "Trust") administered by State Street Bank and Trust (the "Trustee") and by Citistreet as the recordkeeper (the "Recordkeeper"), along with the assets of another defined contribution plan of the Company. The accompanying financial statements reflect the Plan's total interest in the net assets and transactions of the Trust as allocated by the Recordkeeper and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan's participants.

The following table presents the fair value of investments of the Trust:

	December 31, 2006	December 31, 2005
Investments, at fair value:		
Mutual fund investments	$412,185,000	$383,175,000
Harbor Trust Stable Value Fund	72,467,000	63,872,000
Harbor Trust	-	12,293,000
Owens-Illinois Company Stock Fund	132,253,000	155,252,000
Total investments	$616,905,000	$614,592,000
Plan's interest in net assets of the Trust	$375,901,137	$381,786,005

The investment earnings of the Trust are as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Interest and dividends	$ 17,378,000	$ 14,944,000
Mutual fund appreciation	36,204,000	24,439,000
Owens-Illinois Company Stock Fund Depreciation	(19,800,000)	(10,532,000)
Total earnings	$ 33,782,000	$ 28,851,000
Plan's interest in earnings of the Trust	$ 21,430,090	$ 18,481,780

Investment Valuation

Investments in the twelve Harbor funds available to Plan participants and the six Harbor Investment Mixes are stated at fair value. Company Stock included in the Company Stock Fund is valued at its quoted market price. Guaranteed investment contracts of the Harbor Trust are valued at an amount equal to the sum of contributions and earnings credited less any withdrawals to date (contract value, which approximates fair value). For the investments in the Harbor Trust Stable Value Fund, the Trustee establishes a daily market value based on daily cash flows and earnings. This daily value is used for the calculation of the daily unit Net Asset Value, after considering cash flows and management fees, as applicable. Participant loans are valued at their outstanding balances, which approximate fair value.

Income Tax Status

The Plan was effective July 1, 1969. The Plan was restated on December 7, 2001, effective January 1, 2002. The Internal Revenue Service issued a determination letter dated July 29, 2003, advising that the restated Plan, as amended through the second amendment, meets the qualification requirements of sections 401(a) of the Internal Revenue Code, as amended (the "Code"). Once qualified, the Plan is required to operate in conformity with the Code and ERISA, as amended, to maintain its qualified status. No issues are known to exist with respect to subsequent amendments to the Plan or as to the operation of the Plan that would materially affect the continued qualified status of the Plan.

Plan Expenses

All Plan expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the reported amounts of certain additions and deductions during the reporting period. Actual results could differ from those estimates and assumptions.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Harbor Trust

Effective January 1, 2003, the Plan no longer allowed participants to direct funds into the Harbor Trust. Effective January 1, 2003, participants were permitted to contribute to the Harbor Trust Stable Value Fund as a replacement for the Harbor Trust. As the Harbor Trust funds mature, they will be reinvested in the Harbor Trust Stable Value Fund unless otherwise directed by the participant.

Prior to January 1, 2003, participant contributions in the Harbor Trust were invested in units of the Harbor Trust, which invested in a commingled fund of guaranteed investment contracts through a collective trust maintained by the Trustee. The Harbor Trust has a specific rate of return for contributions made through specific dates. The return related to the Plan's investment in Harbor Trust, and the contract value applicable to the Plan, are as follows. There were no investments in the Harbor Trust at December 31, 2006.

Year of Contribution	Rate of Return	Expiration of Guarantee Period	Contract value, which approximates fair value, at: Dec. 31, 2005
2002	4.60%	December 31, 2005	$ 6,612,889

4. Synthetic Guaranteed Investment Contracts

During 2006 and 2005, the Plan had investments in the Harbor Trust Stable Value Fund which has investments in synthetic guaranteed investment contracts. The account is credited with the earnings on the underlying investments and is reported at contract value in accordance with Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. Contract value represents contributions made under the contract, plus net trade activity, plus earnings, less participant withdrawals and less fee accruals. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rates are fixed for traditional guaranteed investment contracts and are reset on a quarterly or monthly basis for synthetic contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise. As of December 31, 2006, and 2005, these contracts had a fair value of $72,467,468 and $63,872,013, respectively. The crediting interest rate on these investments was 4.51% and 4.29% at December 31, 2006 and 2005, respectively. The average yield on these investments was 4.51% and 4.33% for the years ended December 31, 2006 and 2005, respectively. In December 2005, the Financial Accounting Standards Board issued Staff Position Nos. AAG INV-1 and SOP 94-4-1 ("FSP") *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,* which require that all investments held by an investment company be reported at fair value, even though contract value is the relevant measurement for the portion of net assets attributable to fully benefit-responsive investment contracts. The FSP was adopted by the Company and the Plan effective December 31, 2006, with retroactive application to all prior periods presented.

As required by the FSP, investments in accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,* as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

5. Loan Fund

The Plan permits participants to borrow a portion of their existing account balances. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in semi-monthly installments, including interest. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years. Participants' loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants' behalf in accordance with their current choice of investment options. Participants are charged a transaction fee for each new loan initiated. The amount of the fee is $50 for a nonresidential loan and $100 for a residential loan. The fee is deducted from the participant's account when the loan is processed.

6. Subsequent Event

The Plan had a trust agreement with State Street Bank and Trust to act as trustee and Citistreet to act as recordkeeper. During April of 2007, the Plan established a trust with New York Life Trust Company to act as trustee and New York Life Investment Management LLC to act as recordkeeper of the Plan's assets. The Plan's assets were transferred from State Street Bank and Trust to New York Life Trust Company in April 2007.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2006
Net assets available for benefits per the financial statements	$382,149,113
Minus: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(886,457)
Net assets available for benefits per the Form 5500	$381,262,656

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

	December 31, 2006
Net investment income	$ 21,831,290
Plus: Changes in adjustments from fair value to contract value for fully benefit-responsive investment contracts	(886,457)
Total investment income per the Form 5500	$ 20,944,833

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Employer Identification No. 22-2781933
Plan No. 003

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2006

Description	Shares or Principal Amount	Cost	Fair Value
*Participant loans	-Interest rates ranging from 8.25% to 9.25%, various maturity dates	$6,247,976	$6,247,976

*Party-in-interest

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69624) pertaining to the Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program, the Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan, and the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan of our report dated June 26, 2007, with respect to the financial statements and schedule of the Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst + Young LLP

Toledo, Ohio
June 27, 2007

END